Exhibit (a)(16)

NEWS RELEASE

Contact:	Richard N. Grubb, Executive Vice President and Chief Financial Officer 610/644-1300

FOR IMMEDIATE RELEASE

Court Issues Stay of California Action
Challenging Pending Siliconix Exchange Offer

        MALVERN, PENNSYLVANIA—April 26, 2005—Vishay Intertechnology, Inc. (NYSE: VSH) announced that the California Superior Court today granted Vishay's motion to stay the purported class action filed in California challenging Vishay's pending exchange offer for the shares of Siliconix incorporated (NASDAQ: SILI) not owned by Vishay.

        Vishay has previously filed with the Securities and Exchange Commission an amended prospectus and exchange offer statement and related exchange offer materials. Siliconix stockholders should read the amended exchange offer statement and the other exchange offer materials because they contain important information. Investors can obtain the amended exchange offer statement and other filed documents without charge from the web site of the SEC at www.sec.gov. Investors can also obtain the amended exchange offer statement and all other exchange offer materials from MacKenzie Partners, Inc., the information agent for the offer, 105 Madison Avenue, New York, New York 10016, (212) 929-5500 or (800) 322-2885.

        Vishay Intertechnology, Inc., a Fortune 1,000 Company listed on the NYSE (VSH), is one of the world's largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics) and selected ICs, and passive electronic components (resistors, capacitors, inductors, and transducers). Vishay's components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 25,000 people. Vishay can be found on the Internet at http://www.vishay.com.

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